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VIA EDGAR

October 20, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Kathleen Krebs, Special Counsel

Re:	Fig Publishing, Inc. Amendment No. 1 to Offering Statement on Form 1-A Filed September 30, 2020 File No. 024-11304

Dear Ms. Krebs:

On behalf of our client, Fig Publishing, Inc. (the “Company”), we hereby provide responses to the comments received in the letter dated October 14, 2020 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding Amendment No. 1 to the Company’s Offering Statement on Form 1-A (File No. 024-11304) filed on September 30, 2020 (“Amendment No. 1”). Disclosure changes discussed below have been made in the Company’s Amendment No. 2 to the Offering Statement (“Amendment No. 2”), which is being filed with the Commission contemporaneously with the submission of this letter.

For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold and have followed each comment with the Company’s response. Capitalized terms used but not defined herein are used as defined in Amendment No. 1 (or, if a change has been made to the definition, as defined in Amendment No. 2).

Amendment No.1 to Offering Statement on Form 1-A

Summary

Current Developer - Digital Eclipse, page 3

1.	Please clarify the disclosure you provided in response to prior comment 1. In this regard, it appears you may be asserting that Digital Eclipse can save money by using Fig Funds to fund game development because it can choose not to seek intellectual property protection for the games it develops. However, it appears that Digital Eclipse will continue to obtain intellectual property licenses to the older games it will be redeveloping as it has done in the past. In addition, it is not clear if Digital Eclipse will be able to obtain intellectual property rights for the redeveloped games. Please revise your disclosure to clarify the basis for your assertion that funding games with Fig will ensure Digital Eclipse will retain a greater percentage of profits.

In response to this comment, the Company has revised its disclosure to delete the discussion as to how the use of Fig Funds to develop games may lead to savings in the acquisition of intellectual property rights and thereby increase revenue available to holders of FGS – DE. Please see pages 3 and 36 of Amendment No. 2.

U.S. Securities and Exchange Commission Attn: Kathleen Krebs, Special Counsel October 20, 2020 Page 2 of 3

Notes to Semiannual Consolidated Financial Statements

Note 11 – Subsequent Events, page F-17

2.	Please revise to update the subsequent events disclosures pursuant to ASC 855-10-50-1 and 50-2. Tell us what consideration you gave to disclosing this Regulation A offering of FGS – DE shares. You should address the expected balance sheet classification of such shares considering that any proceeds from the offering that are not deployed to the Developer for Licensed Games will be returned. In this regard, refer to ASC 480-10-S99-3A.

In response to this comment, the Company has revised its disclosure in Note 11 to the Semiannual Consolidated Financial Statements. See page F-17 of Amendment No. 2.

Exhibits

3.	With regard to the Digital Eclipse presentation you filed as Exhibit 13.1, please confirm your understanding that “testing the waters” materials may be used before qualification of the offering statement, provided that all solicitation materials are preceded or accompanied by a preliminary offering circular or contain a notice informing potential investors where and how the most current preliminary offering circular can be obtained. In this regard, we note that your testing the waters materials do not include the information required by Securities Act Rule 255(b)(4). Furthermore, we note the slide in the presentation indicating that Digital Eclipse will receive 75% of revenue with its own funding. However, this does not appear to take into account Fig's service fee or Fig's revenue share of the games funded by Fig. Lastly, we note the slide setting forth five year revenue projections. Please state the basis for these statements given that Fig funds will be provided on a game by game basis and not all at once and it will take time to identify games, obtain intellectual property licenses and develop the games. Include your assumptions and the risks relating to your assumptions.

In response to this comment, the Company advises the Staff that the Digital Eclipse presentation has not been used as “testing the waters” materials and the Company has no plans for using it in any marketing of the offering. As such, the exhibit was unnecessarily included in Amendment No. 1, need not be an exhibit under any requirement of Form 1-A and has been removed as an exhibit to Amendment No. 2.

General

4.	Please file the escrow agreement with Prime Trust, LLC as an exhibit. Refer to Item 17 of Form 1-A.

In response to this comment, the Company has added the form of escrow agreement with Prime Trust, LLC as Exhibit 8.1 to Amendment No. 2.

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In addition, Company has made a small number of additional disclosure changes in Amendment No.2, including the following:

●	The Company has repeated, under the heading “Plan of Distribution” in Amendment No. 2, the information regarding the escrow of funds and the return of unused funds that it had previously set forth in a number of locations in Amendment No. 1.

●	The Company has added disclosure regarding a new revolving debt facility that it has entered into with its Parent.

*           *           *

U.S. Securities and Exchange Commission Attn: Kathleen Krebs, Special Counsel October 20, 2020 Page 3 of 3

We thank the Staff for its consideration of the foregoing. If you have any questions, please do not hesitate to contact me on 917-882-2727 (mobile) or at my email address, rbaumann@egsllp.com.

Sincerely,

/s/ Richard Baumann
Richard Baumann

cc:	Chuck Pettid, President and Director, Fig Publishing, Inc.